Exhibit 99(1)

Investor Contact: Omar Palacios                                        Media Contact: Lauren Snyder
Tel: +1.242.363.6018                                                   Tel: +1.242.363.6018
Email: Omar.Palacios@kerzner.com                                             Email: Lauren.Snyder@kerzner.com

ATLANTIS REPORTS THEFT OF CERTAIN CUSTOMER INFORMATION

Affected Customers To Be Notified

Paradise Island, The Bahamas - January 6, 2006 - Based on information it has received and its own internal investigation, the management of Atlantis, Paradise Island resort has determined that there has been a theft from a customer database of personal information relating to certain Atlantis customers. The resort believes that approximately 55,000 customers may be affected. The resort is notifying affected customers in writing so they can take steps to protect themselves from possible identity fraud, and is providing, at no cost to them, a credit monitoring service for one year. To date, the resort has not received any evidence that the information has been used to commit identity fraud or in any other manner adverse to its customers. The resort has engaged outside counsel and a firm specializing in information security to assist it in responding to this incident. The resort has notified Bahamian and U.S. law enforcement authorities and is cooperating with them. The personal information that was compromised includes names; addresses; and credit card, Social Security, driver’s license and/or bank account numbers.

“We understand that this type of crime can cause great concern for people whose personal information may have been stolen,” said George Markantonis, President and Managing Director of the Paradise Island operations “I want to assure our customers that we take our obligation to safeguard their personal information very seriously and we are taking a number of steps to respond, including notifying customers in writing and suggesting ways they can help protect themselves from identity fraud.” As this involves an ongoing criminal investigation, the resort is not in a position to provide any more details at this time, but will do so as and when appropriate.

About Atlantis, Paradise Island Resort, The Bahamas
Atlantis, Paradise Island is the flagship resort of Kerzner International Limited (NYSE: KZL), a leading international developer and operator of destination resorts, casinos and luxury hotels. The 2,317-room, ocean-themed destination resort is located on Paradise Island, The Bahamas. For more information concerning Kerzner International Limited and its operating subsidiaries, visit www.kerzner.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These
forward-looking statements involve risks and uncertainties which are described in the
Company’s public filings with the U.S. Securities and Exchange Commission.
Investor inquiries regarding the Company should be directed to Omar Palacios at
+1.242.363.6018. Media inquiries should be directed to Lauren Snyder at
+1.242.363.6018.